FRANKLIN TEMPLETON GROUP
                          777 Mariners Island Boulevard
                           San Mateo, California 94404



January 12, 1998



Filed Via EDGAR  (CIK # 0000876441)
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:   Franklin Templeton International Trust
      File Nos. 033-41340 & 811-6336

Ladies and Gentlemen:

On behalf of the above-referenced Registrant and pursuant to Rule 477 under the Securities Act of 1933, as amended, we desire to withdraw, and hereby request that the Commission withdraw, Post Effective Amendment No. 10 to the Registrant's Registration Statement on Form N-1A (the "Amendment"). The Amendment was filed with the Commission on January 2, 1998 pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of bringing the financial statements and other information up to date and revising various segments of the Funds' prospectuses to put them in the "plain English" format.

The Registrant believes that withdrawal of the Amendment would be consistent with the public interest and the protection of investors since: 1) the filing was prepared in contemplation that it would be submitted under Rule 485(b)(1)(vii) subject to the "modeling" approach permitted under that provision, as requested in a letter to the Commission dated October 7, 1997 from the Templeton Growth Fund, Inc. (File No. 33-9981), because the changes to the filing are substantially similar to those reflected in the earlier filing for the Templeton Growth Fund, Inc.; 2) because the inadvertent filing occurred one business day later than necessary to avoid a delay in the availability of the Funds' new prospectuses; and 3) because the filing has not yet become effective.


Sincerely yours,

FRANKLIN TEMPLETON INTERNATIONAL TRUST

/s/Larry L. Greene
Senior Corporate Counsel

LLG:ms